SECURION

08029197

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 48397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2007__ AND ENDING __December 31, 2007__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

__Allegheny Building, Suite 1800 - 429 Forbes Avenue__
                                   (No. and Street)

__Pittsburgh__   __PA__   __15219__
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Daniel J. Veres__   __412-391-5000__
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Alpern Rosenthal__
                    (Name – if individual, state last, first, middle name)

__Heinz 57 Center 339 Sixth Avenue Pittsburgh, PA 15222__
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Daniel J. Veres_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Grant Street Securities, Inc._ , as of _December 31_ , 200_7_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President
Title

Notary Public   2/27/07

COMMONWEALTH OF PENNSYLVANIA
| Notarial Seal |
| Helen Johns, Notary Public |
| City Of Pittsburgh, Allegheny County |
| My Commission Expires May 30, 2009 |

Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GRANT STREET SECURITIES, INC.

Statement of Financial Condition

December 31, 2007

GRANT STREET SECURITIES, INC.

Statement of Financial Condition

December 31, 2007

TABLE OF CONTENTS



ALPERN ROSENTHAL
INSPIRING OPPORTUNITIES

Independent Auditors' Report

To the Board of Directors and Stockholder
Grant Street Securities, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Grant Street Securities, Inc. (a wholly owned subsidiary of Grant Street Group, Inc.) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Grant Street Securities, Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Alpern Rosenthal

February 27, 2008

Certified Public Accountants and Business Advisors

A Professional Corporation
Heinz 57 Center   339 Sixth Avenue, 8th Floor   Pittsburgh, PA 15222
[p] 412.281.2501   [f] 412.471.1996
www.alpern.com   email@alpern.com

GRANT STREET SECURITIES, INC.

Statement of Financial Condition

December 31, 2007

ASSETS

Cash and cash equivalents	$	56,647
Other asset		625
Total Assets	$	57,272

LIABILITIES AND STOCKHOLDER'S EQUITY

Other Liabilities	$	5,000
Stockholder's Equity		52,272
Total Liabilities and Stockholder's Equity	$	57,272

The accompanying notes are an integral part of this financial statement.

GRANT STREET SECURITIES, INC.

Notes to the Statement of Financial Condition

Note 1 - Summary of Significant Accounting Policies

A. Reporting Entity

Grant Street Securities, Inc. (the Company), a Pennsylvania corporation, was incorporated July 26, 1999 and is a wholly owned subsidiary of Grant Street Group, Inc. (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and effective July 30, 2007 became a member of the Financial Industry Regulatory Authority (FINRA). Prior to its membership in FINRA, the Company was a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is a fully disclosed introducing broker-dealer. The Company is permitted to execute riskless principal transactions in certain types of securities with qualified broker-dealers and institutional investors. Under such an arrangement, the Company is permitted to execute securities trades and clear them through a clearing broker. The clearing broker processes and settles the transactions and maintains detailed customer records.

The Company commenced its initial broker-dealer activity with respect to municipal bond trades in March 2000. The Parent conducted secondary auctions for which the Company acted as the introducing broker-dealer. The Parent idled its secondary market auction platform in May 2000 and has not conducted any trades since.

B. Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

C. Cash and Cash Equivalents

Cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 90 days.

D. Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes*. Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Note 1 - Summary of Significant Accounting Policies (Continued)

D.   Income Taxes (Continued)

The Company is included in the consolidated Federal income tax return of the Parent and files a separate company state return. For financial statement purposes, the Company calculates its income tax provision on a separate company basis in accordance with an informal tax sharing agreement with its Parent. Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the maximum statutory tax rate. Deferred tax assets are provided for operating losses that are available to offset future taxable income.

At December 31, 2007, the Company had a net potential deferred tax asset of approximately $7,000, attributable to Pennsylvania net operating loss carryforwards. The Company has approximately $102,000 in Pennsylvania net operating loss carryforwards to offset future taxable income through 2026. A valuation allowance has been established because realization is not considered likely.

Subsequent to December 31, 2007, the Parent elected S Corporation status for Federal and state purposes to be effective January 1, 2008. Effective with the election, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. In connection with the Parent's S Corporation election, the Company has elected to be treated as a Qualified Subchapter S Subsidiary (QSSS).

Note 2 - Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's (SEC's) Uniform Net Capital Rule 15c3-1 and is required to maintain minimum net capital of the greater of $6\frac{2}{3}$% of aggregate indebtedness, as defined, or $5,000. Further, the ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. The Company is required to perform net capital and aggregate indebtedness calculations on a quarterly basis. At December 31, 2007, the Company had net capital, as defined, of $52,209 which was $47,209 in excess of its December 31, 2007 net capital requirement of $5,000. In addition, the Company maintained an aggregate indebtedness ratio of .10 to 1 at December 31, 2007.

Advances, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and claims an exemption from SEC Rule 15c3-3.

